Spring Valley Acquisition Corp. II
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

August 24, 2022

VIA EDGAR

Attention:	Eric McPhee Wilson Lee Isabel Rivera Jeffrey Gabor

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. II Amendment No. 7 to Registration Statement on Form S-1 Filed July 22, 2022 File No. 333-253156

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. II (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 5, 2022, with respect to the above referenced Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 7 to Registration Statement on Form S-1 filed July 22, 2022

Risk Factors
If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors..., page 43

1.             Staff’s comment: We note disclosure that your sponsor, officers, directors, advisors and affiliates may purchase shares from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 27-29, 45, 46, 110-112, and 120-122.

General

2.             Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that it has confirmed that its sponsor, Spring Valley Acquisition Sponsor II, LLC, is not controlled by and does not have substantial ties to any non-U.S. person.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matt Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP. II

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

2